

March 22, 2011

Mr. Melvin Gagerman
Chief Executive Officer
Aura Systems, Inc.
1310 E. Grand Ave.
El Segundo, CA 90245

> **Re: Aura Systems, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed June 15, 2010**
> **Form 10-Q for the quarterly period ended November 30, 2010**
> **File No. 000-17249**

Dear Mr. Gagerman:

We have reviewed your response dated March 4, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended February 28, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

1.   We note your response to prior comment 3, yet it remains unclear why you cannot file these agreements now but rather you have to wait until your new Form 10-K. Please tell us why you believe this information should not be filed at this time and tell us why it is appropriate for investors not to know about this information until the filing of your next 10-K and when such filing is expected to occur or file these exhibits.

Consolidated Financial Statements

Note 3 – Inventories, page F-12

2.   We acknowledge your response to our prior comments 4, 6, 7 and 8. We continue to have concerns regarding the significant amount of long-term inventory you have on hand which appears to be slow-moving and may require further impairment. Please respond to the following items:

   a) Please provide a rollforward of your gross inventory account and reserve for product obsolescence for the past three fiscal year ends, as well as through November 30, 2010. The inventory rollforward should include the beginning balance, purchases, uses, write-offs and ending balance. The reserve rollforward should show beginning balance, additions to reserve, write offs, and ending balance.

   b) Please tell us the amount of new inventory you have purchased in the last 12 months that is remaining in inventory as of the balance sheet date as of February 28, 2010 and November 30, 2010. To the extent you are unable to provide a specific dollar amount, please tell us in general about your inventory usage practices. For example, tell us whether you typically purchase new inventory and use it very quickly or whether new inventory is typically held for many months. Please be as detailed as possible in your response.

   c) In your response to prior comment 6, you indicate you consider the amount of new inventory purchased when determining how much inventory should be classified as current and how much should be classified as long term. Please tell us why it is appropriate to include $1.5 million as current inventory, when it appears you utilized significantly less inventory on hand during fiscal 2010 and the remainder of inventory utilized during the year was purchased and utilized in the same period. In other words, please substantiate how you use future and historical information to estimate that $1.5 million of current inventory on hand will be used in the next 12 months.

d) Given your auditor's going concern opinion and limited financial resources, please tell us why it is appropriate to carry inventory in excess of your projected 12 months usage. Specifically, tell us how you are able to plan to sell with any certainty the inventory that is approximately 10 years old. Please provide a detailed analysis and provide the time period over which you expect to sell the long term inventory. Provide quantifications based on the information included in your prior response to comment 4 that your 8.5 kW systems utilize 20 to 25% of existing inventory and your 5kW systems utilize 50 to 100% of existing inventory.

Exhibits

3.	We note your response to prior comment 5 that the "terms of these omitted exhibits are not material to an investor." Please provide us your analysis why the missing information is not material to investors. Also, tell us why you believe it is appropriate for you not to disclose such information to your investors prior to the filing of your next 10-K and when that filing is expected to occur.

Form 10-Q for the quarterly period ended November 30, 2010

Notes to Condensed Financial Statements

Note 8. Capital

4.	We refer to your response to our prior comment 10. Please tell us whether the warrants are detachable and provide the material terms of the warrants. Specifically, tell us the settlement terms of the warrants and whether there are any exercise price adjustment features. In your response, please tell us how you considered the guidance from FASB Codification Topic 815-10 in assessing whether the warrants should be accounted for as derivatives and reported as liabilities at fair value.

You may contact Leigh Ann Schultz at 202-551-3628 or Kristin Lochhead at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Mumford at 202-551-3637 with any other questions. You may also contact me at (202) 551-3676.

Sincerely,

for

Brian Cascio
Accounting Branch Chief